BD 3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549


02003332

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47217

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Keating Investments, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8450 East Crescent Parkway, Suite 100
(No. and Street)

Greenwood Village (City) CO (State) 80111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick J. Marron 914-632-8400
(Area Code - Telephone Number)


RECD S.E.C.
MAR 0 1 2002
535

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Timothy J. Keating swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Keating Investments, LLC, as of December 31, 2001, ~~19~~ ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______

______

______

[signature] Signature

President

Title

[signature]

Notary Public

JENNIFER C. FOX
NOTARY PUBLIC
STATE OF COLORADO

My Commission Expires 9/24/2005

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants



INDEPENDENT AUDITOR'S REPORT

To the Members of
Keating Investments, LLC

We have audited the accompanying statement of financial condition of Keating Investments, LLC as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Keating Investments, LLC as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 14, 2002

KEATING INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS	
Securities Owned:	
Marketable, at market value	$ 98,700
Restricted and not readily marketable, at fair value	400,184
Due from Broker	1,055,210
Cash	109,551
Property and Equipment - net of accumulated depreciation of $12,540	43,138
Goodwill - net of accumulated amortization of $4,531	32,956
Other Assets	25,211
Total Assets	$1,764,950
LIABILITY AND MEMBERS' EQUITY	
Current Liability - accrued expenses	$ 39,921
Subordinated Borrowings	1,102,688
Members' Equity	622,341
Total Liability and Members' Equity	$1,764,950

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Keating Investments, LLC (the "Company") is a limited liability company organized in California. The principal activities of the Company are to engage in proprietary equity transactions, private placement of securities and market-making in a maximum of 10 securities for interdealer transactions only. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

Effective June 30, 1999, the Company acquired all of the outstanding common stock of GIA Securities, Inc. ("GIA") in an acquisition accounted for as a purchase. The purchase price of $45,000 resulted in an excess of purchase price over net assets acquired ("goodwill") of $37,487 which is being amortized over 20 years.

Investments in securities traded on a national securities exchange or listed on Nasdaq are valued at the last reported sales price on the last business day of the year. Investments in securities which are not actively traded are valued at fair value as determined by the managing member of the Company. Those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed.

The Company records transactions in securities and the related revenue and expenses on a trade-date basis.

No provision for federal income taxes has been made since, as a limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates by management.

2. RECEIVABLE FROM CLEARING BROKER:

The clearing and depository operations for the Company's proprietary transactions are provided by First Options of Chicago, Inc. which is a member of major securities exchanges.

At December 31, 2001, the marketable securities owned and amount due from broker reflected in the statement of financial condition are positions with and amounts due from this clearing broker.

3. CLEARING ARRANGEMENTS:

Included in other assets is a nonvoting interest in the clearing broker through which the Company clears its proprietary transactions.

4. SUBORDINATED BORROWINGS:

Subordinated borrowings represent borrowings under a subordination agreement dated November 15, 2000 of $1,000,000 with interest at a rate of 10% per annum, due in December 2003. Accrued interest will be added to the principal and considered as additional subordinated capital for purposes of computing net

The subordinated borrowings have been approved by the NASD and are thus available in computing net capital under the SEC's uniform net capital rule. Any subordinated debt can be repaid only with the permission of the NASD if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing withdrawal of subordinated debt.

5. NET CAPITAL REQUIREMENT:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2001, the Company had net capital of $1,208,735, which exceeded the requirement by $1,108,735.

6. CONTINGENCY:

The Company has entered into an equity drawndown facility where it may be obligated to purchase stock of a publicly traded company under certain conditions, as defined in the agreement. As of December 31, 2001, the Company was not required to purchase any stock under this agreement.




MAR 0 1 2002

KEATING INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants


NEXIA
INTERNATIONAL



KEATING INVESTMENTS, LLC

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

DECEMBER 31, 2001

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants


NEXIA
INTERNATIONAL



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants



INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Members of
Keating Investments, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Keating Investments, LLC (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggk.com



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Keating Investments, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 14, 2002